                                          Filed by Lionbridge Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Data Dimensions, Inc. Commission File No.: 000-04748


The following communications include certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

We urge investors and security holders to read Lionbridge's Registration Statement on Form S-4, including the prospectus contained therein and amendments that may be made to it, because this Registration Statement contains or incorporates by reference important information regarding Lionbridge, Data Dimensions and the merger. This Registration Statement and amendments to it have or will be filed with the United States Securities and Exchange Commission.

When this and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. You may also obtain for free this document (when available) from Lionbridge by directing a request through Investors Relations at 781.434.6000.

In addition to the Registration Statement on Form S-4, Lionbridge and Data Dimensions file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lionbridge or Data Dimensions at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Lionbridge's and Data Dimensions' filings with the Commission are also available to the public from commercial document-retrieval services and at the SEC's web site at http://www.sec.gov.


Set forth below are materials used by Lionbridge Technologies, Inc. during a call to analysts on March 8, 2001:

                                  THE COMPANY

 . Data Dimensions (DDI) is an international information technology (IT) services company founded in 1968. DDI developed an early lead in Y2K consulting and compliance testing. As Y2K business diminished, DDI began to focus more on its testing business. The sale of the testing business is the final step in the process of rationalizing their portfolio of businesses.
 . Headquarters in Bellevue, WA; offices in Columbia, MD; Boise, ID; San Mateo,
   CA; Galway Ireland; Cheshire, England.
 . DDI has 4 Main Services:
     . Quality Assurance Consulting Services
     . Training for Test Planning - On-site and at DDI Facility in Bellevue

     . Application Development and Maintenance Services
     . Software Testing
 . Largest clients are MSFT, Novell, HP, ATT Wireless - all are customers of both companies.
 . Our 2001 estimated revenue between $25 - $30 million
 . Our due diligence suggests that about 30% of 2000 revenue was dot-com related.


                                THE TRANSACTION

                     . Approximately $15 million in stock.
                     . Purchase accounting method.
                     . Effective date: Second quarter.
                     . Accretive after the elimination of redundancies and the
                       leveraging of our infrastructures.
                     . We expect to be issuing approximately 2,683,000 shares
                       after the conversion
                     . Restructuring charge $4.5 - $5 million
                     . Combined Transaction Costs of $1.5 million
                     . On-going Synergies of $2.5 - $4 million


                                 THE RATIONALE

 . Revenue run rate of $55 - $60 million in testing
 . EBITDA of 9 - 11%
 . Consolidated headcount of approximately 450 - 475
 . Testing expertise in new verticals -- Wireless and Web, as well as larger share of the printers and peripherals markets.
 . Scale - makes largest outsourced testing business in the world. Five additional sites with over 50,000 sq. feet of lab space...Bellevue; San Mateo, Boise, Baltimore, and Galway, Ireland.
 . 350 experienced testing professionals, including a client-site consulting group,
 . A strong practice in key technology areas such as wireless and accessibility testing,
 . A strong emphasis on process improvement and quality measurement, . A large software, platform, and O/S test bed inventory to complement
   VeriTest's state of the art datacenter simulators.

                                      ****

Set forth below is a press release issued jointly by Lionbridge and Data Dimensions on March 8, 2001:

FOR IMMEDIATE RELEASE

Contacts:
Cathy Maloney                                   Jim McLendon
Lionbridge Technologies                         Data Dimensions, Inc.
(781) 434-6010                                  (425) 468-1158
cathy_maloney@lionbridge.com                    jim-mclendon@data-dimensions.com
----------------------------                    --------------------------------


LIONBRIDGE TECHNOLOGIES TO ACQUIRE DATA DIMENSIONS, INC.

Combination With Lionbridge's VeriTest Will Create Industry's Most Comprehensive
         Global Software Certification and Outsource Testing Business

WALTHAM, MASS. -- MARCH 8, 2001 -- Lionbridge Technologies, Inc. (Nasdaq: LIOX), a provider of software testing services and global deployment solutions and Data Dimensions, Inc. (Nasdaq: DDIM) of Bellevue, WA, a leading provider of quality assurance and testing services have announced that they have signed a definitive agreement whereby Lionbridge will acquire Data Dimensions. The transaction will be accretive to Lionbridge.

     This acquisition will create one of the most comprehensive software certification and outsourced software test organizations in the industry. Data Dimensions offers expertise in four main areas: software testing, quality assurance consulting services, on-site training for test planning, and application development and maintenance services. The combined services organization will maintain six labs in the US and five labs overseas, offering global software publishers rapid confirmation of their products' capabilities and interoperability in the US and overseas markets.

     Under the terms of the agreement signed on March 8, 2001, each share of Data Dimensions' common stock will convert into 0.19 of a share of Lionbridge common stock, valuing the transaction at approximately $15 million. Completion of the transaction is subject to customary closing conditions, including approval by the stockholders of Data Dimensions and the receipt of regulatory approvals. The transaction is expected to close during the second quarter.

     "The combination of Lionbridge's globalization services with Data Dimensions' testing, consulting, and applications maintenance services will create a complete infrastructure for software publishers and corporate IT divisions on a global scale," said Rory Cowan, CEO of Lionbridge. "We expect to lead the growing market for outsourced IT testing with broad array of up-to-date labs, service offerings, and a global presence. As software complexity increases, our testing, certification, and interoperability services will get our customers to global markets faster."

                                     -more-

     "Our merger with Lionbridge presents a great opportunity for the clients, employees, and shareholders of Data Dimensions," said Peter Allen, Data Dimensions' president and CEO. "The Data Dimensions team will significantly further its ambition to develop a market leading position in the quality assurance and testing market. It's a natural combination of two fast-growing organizations and fuels the creation of a leader in global technology testing and interoperability services."

WEBCAST
The management of Lionbridge will hold a Webcast to discuss the planned acquisition at 3:00 p.m. PT / 6:00 p.m. EST today. Participants can access the live Webcast at http://www.lionbridge.com/march8Webcast/. The Webcast will be
                ----------------------------------------
archived on the Lionbridge Web site.

ABOUT DATA DIMENSIONS
Data Dimensions, Inc., an international information technology (IT) services company, was founded in 1968. By combining comprehensive QA consulting services, a network of world-class test centers and an offshore applications solutions center, Data Dimensions delivers contemporary technology solutions. From legacy systems to handheld devices, Data Dimensions delivers quality assurance and testing, as well as application development and maintenance services to organizations ranging from emerging companies to the Fortune 100. Data Dimensions applies collective expertise and proven processes to help its clients achieve superior business results. For more information about Data Dimensions, or for a free Web site stress test, visit the company's Web site at www.data-dimensions.com.

VERITEST SERVICES FROM LIONBRIDGE
VeriTest is the premium provider of testing services that enable technology companies to release proven enterprise-scale applications on a worldwide basis. With datacenter-equipped labs in North America and Europe, VeriTest delivers test consulting, test plan development, and test execution services. With VeriTest services from Lionbridge, customers have a single global partner for outsourcing specialized technical services associated with global product releases, including software localization, quality testing, and logo certification. To learn more, visit www.veritest.com.

ABOUT LIONBRIDGE
Lionbridge Technologies, Inc. provides global deployment services to global businesses in the technology, telecommunications, life sciences, and financial services industries. Lionbridge integrates data repository connectivity with language management technology and global workflow systems to create and maintain Web-based products and dynamic databases in multiple languages and cultural formats. Based in Waltham, MA, Lionbridge maintains facilities in Canada, Ireland, The Netherlands, France, Germany, China, South Korea, Japan, Taiwan, Brazil, and the United States. To learn more, visit www.lionbridge.com.
                                                            ------------------
                                     -more-

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. Lionbridge's actual experience may differ materially from those discussed in the forward looking statements. Factors that might cause such a difference include the risk that Lionbridge's and DDI's businesses will not be integrated successfully; costs related to the merger; failure of the DDI stockholders to approve the merger; the termination of customer contracts prior to the end of their term; customer delays, Lionbridge's dependence on clients' product releases to generate revenues; the ability of Lionbridge to raise additional capital; the loss of a major client; the size, timing and recognition of revenue from major clients; the impact of foreign currency fluctuations (particularly with respect to the Euro) on its operating results and revenue growth; risks associated with management of growth; market acceptance of new service offerings; the failure to keep pace with the rapidly changing requirements of its clients; Lionbridge's ability to attract and retain key personnel; Lionbridge being held liable for defects or errors in its solutions; political, economic and business fluctuations in international markets; as well as risks of downturns in conditions generally, and in the information technology and software industries specifically, and risks associated with competition and competitive pricing pressures. For a more detailed description of the risk factors associated with Lionbridge, please refer to Lionbridge's Registration Statement on Form S-3 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

This press release contains forward-looking statements concerning Data Dimensions Inc.'s current expectations as to results of operations and other matters. These forward-looking statements are subject to risks and uncertainties and the Company's actual results may vary materially depending on various factors such as the overall demand for Information Technology consulting services and specifically customer demand for outsourced testing and quality assurance services, the Company's ability to keep pace with rapidly changing technology, the development of new service offerings, the loss of a major client, the dependence on clients' product releases, the management and completion of client projects, the attraction and retention of employees and successful completion of any business combination. For additional information concerning risks associated with Data Dimensions' business and operating results, see the Company's Form 10K for the most recently ended fiscal year, under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Forward Looking Statements and Associated Risks."

                                   - # # # -

SET FORTH BELOW IS A COMMUNICATION FROM LIONBRIDGE TO ITS EMPLOYEES ON MARCH 8, 2001:


                                     RNOTES
                        Volume 2, Issue 2, March 8, 2001

Today Lionbridge announced that we have signed a definitive agreement to acquire Data Dimensions, Inc., the nation's largest independent outsourcing business. Data Dimensions, known in the industry as DDI, is an international information technology services company founded in 1968. An early leader in Y2K consulting and compliance, DDI is now focused on rationalizing its business offerings. The sale of their testing businesses, its fastest-growing and most widely recognized division, is the final step in this process.

For Lionbridge, this is a great opportunity to gain expertise in new verticals, including wireless and web testing, and to achieve industry scale through the expansion of our international testing infrastructure. DDI has an experienced group of over 350 testing professionals, and maintains six testing facilities in the US, England and Ireland.

To understand the rationale for growing our testing businesses, consider these points:

THE TESTING BUSINESS IS GROWING
 . The Gartner Group estimates that IS organizations will outsource 85% of their application testing by 2002.

TESTING HAS A STRONG VALUE PROPOSITION FOR SOFTWARE PUBLISHERS
 .  Testing increases customer satisfaction
 .  Testing saves support costs

Given that testing is one of Data Dimensions' businesses, and that VeriTest focuses solely on testing, the combined organizations will go to market under the VeriTest name. There are few, if any, overlapping locations around the world so we expect facility dislocations to be minimal. It is likely that the "center of gravity" for the combined business will move to the Bellevue, Washington location.

When considered in total, the testing solutions offered by VeriTest and Data Dimensions offer a powerful range of services to the defined markets we are pursing. Together, we will be the unequivocal leader in worldwide lab-based testing services. This is a stature that would have been far more challenging, resource-intensive and time-consuming for either of us to achieve on our own.

Jim Bampos will continue to report to me, as will Jim's counterpart at DDI, Howard Hayakawa. During the coming weeks, we will determine the appropriate operational organization and go-to-market team.

This is a very exciting event for Lionbridge. More information will be provided, as it is available.


RORY AND ROGER.

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